UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51116

Ku6 Media Co., Ltd.

(Translation of registrant’s name into English)

Building 6, Zhengtongchuangyi Centre

No. 18 Xibahe Xili, Chaoyang District

Beijing 100020, People’s Republic of China

(8610) 5758-6813

(Address of principal executive office)

Ordinary shares, par value $0.00005 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)		☒
Rule 12g-4(a)(2)		☐
Rule 12h-3(b)(1)(i)		☒
Rule 12h-3(b)(1)(ii)		☐
Rule 15d-6		☐
Rule 15d-22(b)		☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Ku6 Media Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 22, 2016

Ku6 Media Co., Ltd.

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director